Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 20, 2022

Division of Corporation Finance Office of Life Sciences U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Attention: Mr. Conlon Danberg and Ms. Celeste Murphy

Re:          JATT Acquisition Corp

Registration Statement on Form S-4 Submitted August 22, 2022

File No. 333-267005

Dear Mr. Danberg and Ms. Murphy:

On behalf of our client, JATT Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated September 2, 2022 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4 that was submitted on August 22, 2022 (the “Draft Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Draft Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-4, filed on August 22, 2022

Questions and Answers About the Business Combination and the Meeting

What happens if a substantial number of public shareholders vote in favor of the business combination proposal and exercise..., page 10

1.	We note your revised disclosure in response to previous comment 4. Please expand the new "Additional Dilution Sources" section to also show the number of shares and percentage ownership for each of the JATT Public Shareholders, JATT Initial Shareholders, PIPE Investor, FPA Investors and Zura Holdco Shareholders under each of the three full-dilution scenarios. Please also show the Total Shares at the Closing and Total Equity Value Post-Redemption.

Response: We acknowledge the Staff’s comment and revised the disclosures on page 4.

The Parties to the Business Combination Zura, page 23

2.	We note your revised disclosure in response to previous comment 7 and re-issue the comment in part. Please expand on the statement that "Zura plans to start a randomized phase 2 study in AA by the end of the year 2023" by providing the current status of this study, including whether Zura has made an IND submission with the FDA. Additionally, we note your response to previous comment 8 that specific additional indications are yet to be determined. Please state this in the prospectus to balance the disclosure that you will look to start phase 2 trials in these additional indications in late 2023 and beyond.

Response: We have revised the disclosure on page 25 of the Registration Statement to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 161

3.	We note your response to previous comment 18 and the revised disclosures on page 163. Please state how you determined the share price of the stock and stock options.

Response: The Company has revised the disclosure on page 177 and removed the table on page 178 of the Registration Statement to address the Staff’s comment.

4.	We note your response to previous comment 20. As previously requested, reconcile the difference between adjustment (i)'s balance of $139,597 and the $139,497 Class A ordinary shares subject to possible redemption on the balance sheet at June 30, 2022.

Response:

The $139,597,000 is the carrying value of the Investments held in Trust Account as of June 30, 2022.  The $139,497,000 is the carrying value of the Class A Ordinary Shares Subject to Possible Redemption (the “Public Shares”) at June 30, 2022.  The Company recognizes changes in redemption value of the Public Shares in accordance with ASC 480-10-S99-3A, paragraph 15(b), by adjusting the carrying value of the Public Shares to equal the redemption value at the end of each reporting period.  This method views the end of the reporting period as if it were also the redemption date for the Public Shares.

In order to determine the redemption value of the Public Shares at the end of each reporting period, the Company calculates the carrying value as the funds held in the Trust Account as of the balance sheet date net of: 1) cumulative franchise tax expense, net of reimbursements received to date from Trust, 2) cumulative current income tax expenses, net of reimbursements received to-date from Trust, and 3) liquidation expenses not to exceed $100,000, as stipulated in the Trust Agreement, to the extent that the sum of 1), 2) and 3) do not exceed cumulative interest earned in the Trust account. Being a Cayman entity, only 3) is currently applicable for the Company.

Based on the above, the difference between the carrying value of the Investments held in Trust Account as of June 30, 2022 and the carrying value of the Public Shares as of June 30, 2022 results from the $100,000 of dissolution expenses used in calculating the redemption value of the Public Shares at June 30, 2022. The measurement objective in applying ASC 480-10-S99-3A, paragraph 15(b) at each balance sheet date is to measure a complete liquidation of the Trust and distribution of the assets held in the Trust on that date.  Redemption upon a business combination does not provide for the deduction of liquidation expenses and, therefore, the redemption value in the Unaudited Pro Forma Condensed Combined Financial Information is based on the carrying value of the Investments held in Trust Account as of June 30, 2022.

5.	We note your response to previous comment 22. Your disclosures on page 170 indicate you excluded warrants from the computation of net loss per share because of their anti-dilutive effect. Please revise to also state the share amount of any dilutive outstanding warrants.

Response: The Company has revised the disclosure on page 186 of the Registration Statement to address the Staff’s comment.

Our Focus: Inflammatory Diseases Involving IL7 and TSLP, page 182

6.	We note the revised graphics included in response to previous comment 24 and re-issue the comment in part. We are still unable to read some of the text in the graphic included under the caption "Figure 1. IL7R and TSLP are linked to numerous immune diseases." Please include a legible copy of this image or remove it from the Registration Statement.

Response: We have included a revised diagram on page 198 of the Registration Statement to address the Staff’s comment.

ZB-168 for the Treatment of Alopecia Areata Epidemiology, page 198

7.	We note your response to previous comment 27. Please tell us whether you commissioned the report for use in connection with this Registration Statement. If so, please file the consent of the report's authors as an exhibit.

Response: In response to the Staff’s comment, we respectfully note that we did not commission this report. It was published independently by a third party and is publicly available to the public at no charge. As we mentioned in our previous response, the report can be viewed at https://www.prnewswire.com/news-releases/global-alopecia-market-size-to-reach-usd-13-80-billion-in-2028--says-reports-and-data-301500078.html.

License Agreements Pfizer License, page 203

8.	We note your revised disclosure in response to previous comment 29. It appears you have removed the descriptions of the aggregate development milestone payments, aggregate sales milestone payments, royalty term, the length of the period during which you are subject to a potential transaction payment and the length of the period during which Pfizer will maintain certain intellectual property rights from this section. It also appears that the royalty rate was only included in the description of the Pfizer license agreement contained in the financial statements. Please include descriptions of these material terms in the section of the prospectus describing the Pfizer License Agreement rather than referring to the financial statements.

Response: We have revised the disclosure on pages 60, 61, 218, 219, 224, and 277 of the Registration Statement to address the Staff’s comment.

License Agreements Lonza License, page 204

9.	Please revise your description of the Lonza License Agreement to include a complete description of each parties' material rights and obligations, including:

●	a description of the "number of factors" that will determine the consideration to be paid to Lonza other than whether the Company enters into manufacturing agreements with Lonza;

●	the duration of the agreement;

●	the amount of any upfront or execution payments received or paid;

●	the aggregate amounts paid or received to date under the agreement, if any;

●	the aggregate amounts of any future potential milestone payments to be paid or received;

●	the royalty term; and

●	the termination provisions.

Response: In response to the Staff’s comment, we respectfully note that the Lonza License Agreement does not provide for any upfront or execution payments or milestone payments, and that no payments have yet been made under the Lonza License. We will include an updated disclosure regarding the Lonza License Agreement in a subsequent amendment to the Registration Statement.

Liquidity and Capital Resources Capital Requirements, page 213

10.	We re-issue previous comment 31. Please disclose the sources you intend to use to make milestone payments to Pfizer prior to the time at which you are able to generate sufficient revenue, if any, from commercial sales of any of your product candidates. If material, please discuss the risk that payment of these milestone payment may impact your ability to fund development of your product candidate.

Response: We have revised the disclosure on page 227 of the Registration Statement to address the Staff’s comment.

Exhibits and Financial Statements Schedules, page II-1

11.	We note your response to previous comment 1 and re-issue the comment in part. Please file the Forward Purchase Agreement as an exhibit to the Registration Statement.

Response: We acknowledge the Staff’s comment and have provided the Forward Purchase Agreements as exhibits.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner